Mail Stop 3561

June 6, 2006

Robert H. Tomlinson, Jr.
President and Chief Executive Officer
uBid.com Holdings, Inc.
8550 West Bryn Mawr, Suite 200
Chicago, IL 60631

> **Re:** **uBid.com Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 19, 2006**
> **File No. 333-131733**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed May 19, 2006**
> **File No. 0-50995**

Dear Mr. Tomlinson:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Consolidated Financial Statements as of December 31, 2005 and 2004

Note 16. Stock Warrants, page F-21

1. We read your response to comment 4 in our letter dated May 4, 2006 and do not believe you have supported your position that your warrants are scoped out of SFAS 133 pursuant to the scope exception in paragraph 11(a) of SFAS 133. In particular, we are not convinced that the liquidated damages you will have to pay if you do not both obtain and retain effectiveness are merely compensation for the fair value differential between a registered and unregistered share. Rather, it

appears that the liquidated damages may be penalties which call into question your ability to settle the warrant contracts in shares rather than cash. In this regard, we note that the warrant holders are entitled to be paid the liquidated damages even though you could subsequently get the shares registered and retain effectiveness. This type of liquidated damages provision is generally perceived to be a penalty. Moreover, we do not find compelling your argument that having maximum liquidated damages of 20% of the issuance price of the warrants proves that the maximum liquidated damages is less than the discount unregistered shares of your stock would require, as your assumption that sales of unregistered shares would require a 30% discount is currently unsupported. Accordingly, please either revise your financial statements to classify outstanding warrants as a SFAS 133 mark to market liability, or otherwise advise us as to why you continue to believe that classification of the warrants as equity is appropriate.

Notwithstanding the preceding, please revise your disclosures regarding the registration rights of your warrant holders and common shareholders to clarify that you are not only subject to liquidated damages until you obtain effectiveness, but that you could also be subject to additional liquidated damages in the event you fail to retain effectiveness and/or if your common stock is not listed or quoted or is suspended from trading for the periods outlined in the arrangement. Also disclose the maximum cash penalty associated with these registration rights.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 72

2.   We read your response to comment 5 in our letter dated May 4, 2006. We note that despite your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the amended report, you disclose that your restated financial statements are presented fairly, in all material respects in conformity with accounting principles generally accepted in the United States of America. Please revise to expand your disclosure to explain how management has concluded the financial statements are presented fairly, in all material respects given that the disclosure controls and procedures were not effective as of December 31, 2005.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony W. Watson, Accountant, at (202) 551-3318 or Robyn L. Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas H. Horenkamp, Esq.
    McGuire Woods LLP
    VIA FAX (312) 920-7236